January 12, 2011

Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Hemispherx Biopharma, Inc.
Form 10-K for the year ended December 31, 2009
Form 10-K/A for the year ended December 31, 2009
(SEC filing No. 1-13441)

Dear Mr. Rosenberg:

We hereby supplement our prior Response Letter dated January 3, 2011 (the “Response Letter”), which responded to the comments contained in your December 29, 2010 Comment Letter related to the above referenced Form 10-K and Form 10-K/A of Hemispherx Biopharma, Inc. (the "Company").  This letter specifically relates to Comment 3 of your letter.

Comment 3:      Please provide us supplementally with the inputs used in the Black Scholes model at each valuation date (March 2010, June 2009/2010, September 2009/2010), to determine the fair value of the warrant liability, similar to that provided for the period ended December 31, 2009.  In your response, explain why any assumptions remained consistent from those used at December 31, 2009 (i.e. volatility), if true, and the accounting literature that supports your accounting treatment.

Supplemental Response:

We have reevaluated the “Term” and “Volatility” inputs from our Black-Scholes calculations for each fiscal quarter closing period that the Warrants existed and determined that greater consistency in our application of these factors could impact our valuation of the Warrant’s Liability as presented in the Response Letter.  Accordingly, we have revised our Black-Scholes calculations as follows:

1)	Term (period option expires) - where necessary, the Term has been revised to allow for a consistent decreased of .25 of a year for each subsequent fiscal quarter;

Corporate Headquarters

One Penn Center, 1617 JFK Blvd., Philadelphia, PA19103 t: 215-988-0080	f: 215-988-1739

Jim B. Rosenberg
January 12, 2011
Page - 2

2)	Volatility used at 12/31/2009 has been recalculated with a revision made to the second issuance of Warrants to present a more accurate and common rate 138.000000% for both sets of Warrants.

While we present below the complete Black-Scholes calculations for each fiscal period requested in your Comment Letter, a summary of the net dollar effect of the recalculation for all periods is as follows:

Period Of Fiscal Closing With Notation Of Revision (Term and/or Volatility)	Net Liability Value As Presented In Response Letter	Net Liability Value As Recalculated	Net Liability Impact of Recalculation

06/30/2009 (No Revision)	$19,671,271	$19,671,271	$-0-
09/30/2009 (Term)	14,177,473	14,142,907	(34,566)
12/31/2009 (Term & Volatility)	3,162,123	3,061,263	(100,860)
03/31/2010 (Term)	4,223,353	4,319,359	96,006
06/30/2010 (Term)	2,096,287	2,173,906	77,619
09/30/2010 (Term)	2,346,922	2,446,636	99,714

Net Accumulated Effect of Recalculation For The Periods	$45,677,429	$45,815,342	$137,913

Based upon the revised computation, the total dollar difference between the Warrant’s Liability computation, and that contained in our prior response, is approximately $137,913.  We do not believe that this dollar valuation difference between Black-Scholes calculations is material and, accordingly, do not believe that revision of the relevant numbers as communicated in our Response Letter is necessary.  For fiscal periods after September 30, 2010, we will true-up our Term and Volatility inputs to utilize the more accurate calculations as disclosed in this Supplemental Letter.

Accordingly, we do not plan on revising any of the relevant financial information in the Form 10-K/A-2 presented in Appendix A to our Response Letter.

Jim B. Rosenberg
January 12, 2011
Page - 3

The following are the revised computations for the all the periods requested in Comment 3:

HEMISPHERX BIOPHARMA, INC.

BLACK - SCHOLES MODEL	RECOMPUTED		RECOMPUTED
	6/30/2009	6/30/2009	6/30/2009	6/30/2009
REVISED COMPUTATION DID NOT CHANGE	6,136,364	750,000	2,272,440	654,884	9,813,688
INPUT VARIABLES
Stock Price	$2.54	$2.54	$2.54	$2.54
Purchase Price	$1.65	$1.38	$1.31	$1.34375
Term (period option expires)	3.00	3.00	2.50	2.75
Volatility	126.531118%	126.531118%	126.531118%	126.531118%
Annual Rate of Quarterly Dividends	0.00%	0.00%	0.00%	0.00%
Discount Rate-Bond Equivalent Yield	1.6300%	1.6300%	1.6300%	1.6300%

INTERMEDIATE COMPUTATIONS
Present Value of Stock Ex-dividend	$2.54	$2.54	$2.54	$2.54
Present Value of Exercise Price	$1.57	$1.31	$1.26	$1.29
Cumulative Volatility	219.16%	219.16%	200.06%	209.83%

CALL OPTION
Proportion of Stock Present Value	90.57%	91.87%	91.17%	91.53%
Proportion of exercise Price PV	-19.03%	-21.33%	-25.81%	-23.44%
Call Option Value	$2.00143433	$2.0532048	$1.9911035	$2.0235265

PUT OPTION
Proportion of Stock PV	-9.43%	-8.13%	-8.83%	-8.47%
Proportion of Exercise Price PV	80.97%	78.67%	74.19%	76.56%
Put Option Value	$1.03	$0.83	$0.71	$0.77

NUMBER OF WARRANTS SHARES	6,136,364	750,000	2,272,440	654,884

VALUE OF WARRANTS SHARES	$12,281,530	$1,539,904	$4,524,663	$1,325,175
RECOMPUTED TOTAL	$13,821,433		$5,849,838		$19,691,271
1/03/11 PRESENTED TOTAL	$13,821,433		$5,849,838		$19,691,271
DIFFERENCE	$-0-		$-0-		$-0-

Jim B. Rosenberg
January 12, 2011
Page - 4

HEMISPHERX BIOPHARMA, INC.

BLACK - SCHOLES MODEL	RECOMPUTED		RECOMPUTED
	9/30/2009	9/30/2009	9/30/2009	9/30/2009
REVISED COMPUTATION	6,136,364	750,000	2,272,440	654,884	9,813,688
INPUT VARIABLES
Stock Price	$2.00	$2.00	$2.00	$2.00
Purchase Price	$1.65	$1.38	$1.31	$1.34375
Term (period option expires)	2.75	2.75	2.25	2.50
Volatility	121.159235%	121.159235%	121.159235%	121.159235%
Annual Rate of Quarterly Dividends	0.00%	0.00%	0.00%	0.00%
Discount Rate-Bond Equivalent Yield	1.1200%	1.1200%	1.1200%	1.1200%

INTERMEDIATE COMPUTATIONS
Present Value of Stock Ex-dividend	$2.00	$2.00	$2.00	$2.00
Present Value of Exercise Price	$1.60	$1.34	$1.28	$1.31
Cumulative Volatility	200.92%	200.92%	181.74%	191.57%

CALL OPTION
Proportion of Stock Present Value	86.77%	88.58%	87.60%	88.10%
Proportion of exercise Price PV	-18.58%	-21.05%	-25.40%	-23.10%
Call Option Value	$1.43816014	$1.4899044	$1.4276045	$1.4601957

PUT OPTION
Proportion of Stock PV	-13.23%	-11.42%	-12.40%	-11.90%
Proportion of Exercise Price PV	81.42%	78.95%	74.60%	76.90%
Put Option Value	$1.04	$0.83	$0.71	$0.77

NUMBER OF WARRANTS SHARES	6,136,364	750,000	2,272,440	654,884

VALUE OF WARRANTS SHARES	$8,825,074	$1,117,428	$3,244,146	$956,259
RECOMPUTED TOTAL	$9,942,502		$4,200,404		$14,142,907
1/03/11 PRESENTED TOTAL	$9,942,502		$4,234,970		$14,177,473
DIFFERENCE	$-0-		$(34,566)		$(34,566)

Jim B. Rosenberg
January 12, 2011
Page - 5

HEMISPHERX BIOPHARMA, INC.

BLACK - SCHOLES MODEL	RECOMPUTED		RECOMPUTED
	12/31/2009	12/31/2009	12/31/2009	12/31/2009
REVISED COMPUTATION	6,136,364	750,000	2,272,440	654,884	9,813,688
INPUT VARIABLES
Stock Price	$0.56	$0.56	$0.56	$0.56
Purchase Price	$1.65	$1.38	$1.31	$1.34375
Term (period option expires)	2.50	2.50	2.00	2.25
Volatility	138.000000%	138.000000%	138.000000%	138.000000%
Annual Rate of Quarterly Dividends	0.00%	0.00%	0.00%	0.00%
Discount Rate-Bond Equivalent Yield	1.4200%	1.4200%	1.1400%	1.1400%

INTERMEDIATE COMPUTATIONS
Present Value of Stock Ex-dividend	$0.56	$0.56	$0.56	$0.56
Present Value of Exercise Price	$1.59	$1.33	$1.28	$1.31
Cumulative Volatility	218.20%	218.20%	195.16%	207.00%

CALL OPTION
Proportion of Stock Present Value	72.97%	75.61%	70.95%	73.39%
Proportion of exercise Price PV	-5.82%	-6.84%	-8.08%	-7.42%
Call Option Value	$0.31593977	$0.3323654	$0.2938474	$0.3138219

PUT OPTION
Proportion of Stock PV	-27.03%	-24.39%	-29.05%	-26.61%
Proportion of Exercise Price PV	94.18%	93.16%	91.92%	92.58%
Put Option Value	$1.35	$1.10	$1.01	$1.06

NUMBER OF WARRANTS SHARES	6,136,364	750,000	2,272,440	654,884

VALUE OF WARRANTS SHARES	$1,938,721	$249,274	$667,751	$205,517
RECOMPUTED TOTAL	$2,187,995		$873,268		$3,061,263
1/03/11 PRESENTED TOTAL	$2,187,995		$974,127		$3,162,123
DIFFERENCE	$-0-		$(100,860)		$(100,860)

Jim B. Rosenberg
January 12, 2011
Page - 6

HEMISPHERX BIOPHARMA, INC.

BLACK - SCHOLES MODEL	RECOMPUTED		RECOMPUTED
	3/31/2010	3/31/2010	3/31/2010	3/31/2010
REVISED COMPUTATION	6,136,364	750,000	2,272,440	654,884	9,813,688
INPUT VARIABLES
Stock Price	$0.74	$0.74	$0.74	$0.74
Purchase Price	$1.65	$1.38	$1.31	$1.34375
Term (period option expires)	2.25	2.25	1.75	2.00
Volatility	144.306080%	144.306080%	144.306080%	144.306080%
Annual Rate of Quarterly Dividends	0.00%	0.00%	0.00%	0.00%
Discount Rate-Bond Equivalent Yield	1.0200%	1.0200%	1.0200%	1.0200%

INTERMEDIATE COMPUTATIONS
Present Value of Stock Ex-dividend	$0.74	$0.74	$0.74	$0.74
Present Value of Exercise Price	$1.61	$1.35	$1.29	$1.32
Cumulative Volatility	216.46%	216.46%	190.90%	204.08%

CALL OPTION
Proportion of Stock Present Value	76.50%	78.96%	74.69%	76.98%
Proportion of exercise Price PV	-7.46%	-8.70%	-10.67%	-9.63%
Call Option Value	$0.45	$0.47	$0.42	$0.44

PUT OPTION
Proportion of Stock PV	-23.50%	-21.04%	-25.31%	-23.02%
Proportion of Exercise Price PV	92.54%	91.30%	89.33%	90.37%
Put Option Value	$1.32	$1.08	$0.96	$1.02

NUMBER OF WARRANTS SHARES	6,136,364	750,000	2,272,440	654,884

VALUE OF WARRANTS SHARES	$2,735,215	$350,236	$943,937	$289,972
RECOMPUTED TOTAL	$3,085,451		$1,233,909		$4,319,359
1/03/11 PRESENTED TOTAL	$3,021,172		$1,202,181		$4,223,353
DIFFERENCE	$64,279		$31,728		$96,006

Jim B. Rosenberg
January 12, 2011
Page - 7

HEMISPHERX BIOPHARMA, INC.

BLACK - SCHOLES MODEL	RECOMPUTED		RECOMPUTED
	6/30/2010	6/30/2010	6/30/2010	6/30/2010
REVISED COMPUTATION	6,136,364	750,000	2,272,440	654,884	9,813,688
INPUT VARIABLES
Stock Price	$0.47	$0.47	$0.47	$0.47
Purchase Price	$1.65	$1.38	$1.31	$1.34375
Term (period option expires)	2.00	2.00	1.50	1.75
Volatility	144.040336%	144.040336%	144.040336%	144.040336%
Annual Rate of Quarterly Dividends	0.00%	0.00%	0.00%	0.00%
Discount Rate-Bond Equivalent Yield	1.7900%	1.7900%	1.7900%	1.7900%

INTERMEDIATE COMPUTATIONS
Present Value of Stock Ex-dividend	$0.47	$0.47	$0.47	$0.47
Present Value of Exercise Price	$1.59	$1.33	$1.28	$1.30
Cumulative Volatility	203.70%	203.70%	176.41%	190.55%

CALL OPTION
Proportion of Stock Present Value	66.26%	69.40%	62.41%	66.20%
Proportion of exercise Price PV	-5.29%	-6.30%	-7.38%	-6.84%
Call Option Value	$0.23	$0.24	$0.20	$0.22

PUT OPTION
Proportion of Stock PV	-33.74%	-30.60%	-37.59%	-33.80%
Proportion of Exercise Price PV	94.71%	93.70%	92.62%	93.16%
Put Option Value	$1.35	$1.10	$1.00	$1.05

NUMBER OF WARRANTS SHARES	6,136,364	750,000	2,272,440	654,884

VALUE OF WARRANTS SHARES	$1,394,251	$181,682	$452,586	$145,387
RECOMPUTED TOTAL	$1,575,933		$597,973		$2,173,906
1/03/11 PRESENTED TOTAL	$1,524,202		$572,085		$2,096,287
DIFFERENCE	$51,731		$25,888		$77,619

Jim B. Rosenberg
January 12, 2011
Page - 8

HEMISPHERX BIOPHARMA, INC.

BLACK - SCHOLES MODEL	RECOMPUTED		RECOMPUTED
	9/30/2010	9/30/2010	9/30/2010	9/30/2010
REVISED COMPUTATION	6,136,364	750,000	2,272,440	654,884	9,813,688
INPUT VARIABLES
Stock Price	$0.56	$0.56	$0.56	$0.56
Purchase Price	$1.65	$1.38	$1.31	$1.34375
Term (period option expires)	1.75	1.75	1.25	1.50
Volatility	142.712990%	142.712990%	142.712990%	142.712990%
Annual Rate of Quarterly Dividends	0.00%	0.00%	0.00%	0.00%
Discount Rate-Bond Equivalent Yield	1.2700%	1.2700%	1.2700%	1.2700%

INTERMEDIATE COMPUTATIONS
Present Value of Stock Ex-dividend	$0.56	$0.56	$0.56	$0.56
Present Value of Exercise Price	$1.61	$1.35	$1.29	$1.32
Cumulative Volatility	188.79%	188.79%	159.56%	174.79%

CALL OPTION
Proportion of Stock Present Value	64.93%	68.37%	60.84%	64.95%
Proportion of exercise Price PV	-6.62%	-7.93%	-9.33%	-8.63%
Call Option Value	$0.26	$0.28	$0.22	$0.25

PUT OPTION
Proportion of Stock PV	-35.07%	-31.63%	-39.16%	-35.05%
Proportion of Exercise Price PV	93.38%	92.07%	90.67%	91.37%
Put Option Value	$1.31	$1.07	$0.95	$1.01

NUMBER OF WARRANTS SHARES	6,136,364	750,000	2,272,440	654,884

VALUE OF WARRANTS SHARES	$1,575,361	$206,884	$500,711	$163,679
RECOMPUTED TOTAL	$1,782,246		$664,390		$2,446,636
1/03/11 PRESENTED TOTAL	$1,716,250		$630,673		$2,346,922
DIFFERENCE	$65,996		$33,717		$99,714

Jim B. Rosenberg
January 12, 2011
Page - 9

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further acknowledges, that the action of the Commission or the staff, acting pursuant to delegated authority, in reviewing the filing does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

If you have any questions or comments with regard to the filing, please contact me at the above address.

Very truly yours,
/s/ Charles T. Bernhardt
Charles T. Bernhardt Chief Financial Officer